UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-11288
CUSIP NUMBER	00508X203

(Check one): |X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

|  |  Form N-CSR

For the period ended: August 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I-REGISTRANT INFORMATION
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Actuant Corporation. 13000 West Silver Spring Drive Butler, Wisconsin 53007

PART II-RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Actuant Corporation (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year ended August 31, 2006 within the prescribed time period without unreasonable effort or expense, because the Company is continuing to evaluate its reportable segments in light of discussions with the staff of the Securities and Exchange Commission (the “SEC”) regarding the SEC’s comments solely related to the Company’s segment reporting disclosures. It is possible that the number of reportable segments as determined under Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, could increase. In addition, the Company is evaluating the impact of this issue on the Company’s previously issued financial statements and assessment of its disclosure controls and procedures and internal control over financial reporting as of August 31, 2006. The Company expects to file its Annual Report on Form 10-K on or before November 29, 2006.

On September 27, 2006, we released a summary of our financial results for the fiscal year ended August 31, 2006 via press release (the “Press Release”). We have no reason to believe that the earnings, financial position or cash flows of the Company for the fiscal year ended August 31, 2006 will be different from those presented in the Press Release in any respect.

PART IV-OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Timothy J. Teske	414	352-4160

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X|   Yes   |  |   No

If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As these discussions with the Securities and Exchange Commission relate solely to the disclosure of the Company’s segment information, the previously reported amounts in the Consolidated Statement of Earnings, including net sales, operating income, net income, and earnings per share, will remain unchanged. In addition, any changes as a result of these discussions would have no effect on the consolidated balance sheet, cash flows, or the liquidity of the Company.

Actuant Corporation

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Andrew G. Lampereur Andrew G. Lampereur Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).